Manager Directed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 12, 2024

VIA EDGAR TRANSMISSION

Mr. David Manion
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: MANAGER DIRECTED PORTFOLIOS (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Dear Mr. Manion:
This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Staff’s review of the recent Form N-CSR and Form N-CEN filings for five series of the Trust: the Pemberwick Fund, the Spyglass Growth Fund, the Hardman Johnston International Growth Fund, the Hood River Small-Cap Growth Fund, and the Hood River International Opportunity Fund (each, a “Fund,” and collectively, the “Funds”). For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface, immediately followed by the Trust’s responses.
The Trust’s responses to your comments are as follows:
Hood River International Opportunity Fund
1.Staff Comment: The Staff notes that the Fund’s Institutional Shares have a 1.40% expense limitation, however, the total expense ratio reflected in the Financial Highlights table is 10bps higher than the cap after exclusions in the agreement. Please explain what makes up the difference between the cap and what was reported. Please also note that Fund did not incur any shareholder servicing fees during the period.
Response: The total expense ratio of 1.50% reported for the Institutional Shares reflects an over-accrual of fees due to the potential for shareholder servicing fees of 10 bps, as authorized under the plan. Shareholder servicing fees are excluded from the cap under the operating expense limitation agreement, but the Fund did not in fact incur any shareholder servicing fees during the period. This over-accrual was deemed non-material by the Fund’s independent auditor. Additionally, the over-accrual had no impact on the Fund’s NAV. The Trust confirms that procedures have been implemented to minimize the occurrence of such over-accruals in the future.
Spyglass Growth Fund
2.Staff Comment: In the Fund’s Form N-CSRS dated June 30, 2023, due to BBD’s sale of practice to Cohen, it appears the Fund intended to include BBD’s letter as Exhibit 13(a)(4). Please file an amendment to Form N-CSRS to include the letter or explain why it was omitted.
Response: The Trust filed an amended Form N-CSRS including BBD’s letter on December 20, 2023.

3.Staff Comment: In the Fund’s Form N-CSR dated December 31, 2022, Note 2 on Significant Accounting Policies, it states “Management is currently assessing the potential impact of the new rules on the Funds’ financial statements.” Please disclose supplementally 1) whether management has concluded its assessment and adoption of Rule 2a-5, 2) if there are changes in operations due to the adoption, and 3) whether the December 31, 2022 investment valuations comply with Rule 2a-5.
Response: The Trust notes that this disclosure from previous filings was inadvertently included in this N-CSR. The Trust confirms that management has concluded its assessment and adoption of Rule 2a-5, the Fund is conducting its operations in compliance with Rule 2a-5 without any material changes to operations, and that the December 31, 2022 investment valuations comply with Rule 2a-5. The Trust notes that the Fund held only Level 1 securities as of December 31, 2022.
All Funds
4.Staff Comment: Please ensure the current Form N-CSR effective January 2022 is used for future filings, and note when future changes are released in 2024. For example, Items 4(i) and 4(j) must be answered even if the answer is N/A.
Response: The Trust confirms that it will use the current format of Form N-CSR for future filings.
If you have any additional questions or require further information, please contact Amber Kopp at amber.kopp@usbank.com
Sincerely,
/s/ Scott Ostrowski
Scott Ostrowski
President
Manager Directed Portfolios